Mail Stop 3561
								October 31, 2005
Mr. Brian Richardson
Chief Financial Officer
Dynamotive Energy Systems Corporation
1700 West 75th Ave., Suite 230
Vancouver, BC  V6P 6G2
Canada


      Re:	Dynamotive Energy Systems Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004
		File No. 000-27524


Dear Mr. Richardson:

      We have reviewed your response letter dated October 7, 2005 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Notes to Consolidated Financial Statements, page 59

Note 2 - Significant Accounting Policies, page 60

Foreign Currency Translation, page 61

1. We note your response to our comment No. 2. Please tell us your basis under U.S. GAAP for translating non-monetary items into your functional currency using historical rates of exchange. Please include specific references to applicable accounting literature in your response. Please also tell us the impact in U.S. dollars on total assets and total liabilities as of December 31, 2004 that would occur if you had translated your non-monetary assets into your functional currency using the December 31, 2005 exchange rate.




Note 9 - Convertible Debenture, page 71

2. We note your response to our prior comments No. 4 and No. 5.
It
appears that your convertible debt is not a conventional
convertible
instrument as defined in EITF 00-19 since the conversion formula is
subject to a minimum and maximum stock price.  Therefore, it appears
that the embedded conversion feature should have been bifurcated
and
classified as a liability rather than as a component of equity with
changes in fair value recorded in earnings.   Also, tell us why
you
did not recognize a beneficial conversion feature based upon the conversion terms. Refer to EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.

Note 11 - Share Capital, page 74

[c] - Shares to be Issued, page 74

3. We note your response to our comment No. 6. Please tell us your basis under U.S. GAAP supporting the recognition of your escrowed shares as a fixed award. Please include specific references to applicable accounting literature in your response. Please also explain the facts and circumstance that lead you to believe that the measurement date for your escrowed shares is fixed upon the issuance of those shares into escrow.

Note 20 - Reconciliation of GAAP, page 91

4. We note your response to our comment No. 8. Please provide us with example journal entries that demonstrate your accounting for variable awards under U.S. GAAP for the following:

* Upon the issuance of the awards;

* During periods prior to the point at which the measurement date becomes fixed;

* During periods prior to the exercise of the awards; and

* Upon the exercise or full vesting of the awards.

Please provide further explanation if you are not revaluing your variable awards for each interim reporting period as required by APB
No. 25, Accounting for Stock Issued to Employees, and paragraph 4 of
FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Please also include in your response an analysis of the U.S. dollar difference between your treatment and the treatment as prescribed by the aforementioned literature, as applicable.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Brian Richardson
Dynamotive Energy Systems Corporation
October 31, 2005
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